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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECEIVED FEB 2 5 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PPA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 MANSELL COURT EAST ; STE 405
(No. and Street)

ROSWELL (City) GEORGIA (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE W. MORRIS (770) 998-8721
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEDUC, PHILLIPS & ASSOCIATES, LLC
(Name — if individual, state last, first, middle name)

8385 DUNWOODY PLACE; BUILDING 3 (Address) ATLANTA, (City) GA (State) 30350 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, GEORGE W. MORRIS, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c PPA INVESTMENTS, INC., as c DECEMBER 31, 2002, ______, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

______

______

______

Signature

PRESIDENT
Title

Notary Public
Notary Public, Cobb County, Georgia
My Commission Expires Dec. 16, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

PPA INVESTMENTS, INC.

TABLE OF CONTENTS

Leduc, Phillips & Associates, LLC

Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the balance sheet of PPA Investments, Inc. as of December 31, 2002, and the related statement of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PPA Investments, Inc. as of December 31, 2001, were audited by other auditors whose report dated January 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the year ended December 31, 2002, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers.

We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2002. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leduc, Phillips & Associates, LLC

January 16, 2003
Atlanta, Georgia

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT		
Cash and cash equivalents	$192,125	$193,859
Restricted cash	25,000	25,000
Commission receivable	960	565
Other receivables	287	-
Income taxes receivable	582	2,037
Total current assets	218,954	221,461
PROPERTY AND EQUIPMENT		
Computers and equipment	34,627	27,476
Furniture and fixtures	3,000	3,000
Total property and equipment cost	37,627	30,476
Less accumulated depreciation	(30,568)	(28,591)
Net property and equipment	7,059	1,885
OTHER ASSETS		
Notes receivable	-	10,810
Other receivables	31,099	6,398
Prepaid expenses	-	11,500
Total other assets	31,099	28,708
Total assets	$257,112	$252,054

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT		
Accounts payable - commission	$1,828	$481
Income taxes payable	185	-
Deferred tax liability-current	700	-
Total current liabilities	2,713	481
DEFERRED TAX LIABILITY-LONG-TERM	1,500	-
Total liabilities	4,213	481
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	225,399	224,073
Total stockholder's equity	252,899	251,573
Total liabilities and stockholder's equity	$257,112	$252,054

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
COMMISSION INCOME	$1,135,125	$1,155,770
COMMISSION EXPENSE	1,009,144	1,036,161
Net commissions	125,981	119,609
EXPENSES		
Office expense	145,991	140,110
Miscellaneous expense	1,379	1,903
Professional fees	4,650	5,251
Depreciation	1,977	3,481
Licenses and taxes	3,875	1,358
Total expenses	157,872	152,103
Net income (loss) from operations	(31,891)	(32,494)
OTHER INCOME		
Interest	35,115	34,112
Miscellaneous	712	11
Total other income	35,827	34,123
Net income (loss) before provision for income tax	3,936	1,629
PROVISION FOR INCOME TAX	2,610	1,401
Net income	1,326	228
RETAINED EARNINGS, beginning of year	224,073	223,845
RETAINED EARNINGS, end of year	$225,399	$224,073

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$1,326	$228
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	1,977	3,481
Deferred taxes	2,200	2,892
Non-cash expenses	4,349	-
Changes in assets and liabilities:		
Commission receivable	(395)	71,557
Income tax receivable	1,455	(2,037)
Other receivables	(24,988)	13,795
Prepaid expenses	-	(11,500)
Accounts payable	1,347	(86,101)
Income tax payable	185	-
Net cash provided by (used in) operating activities	(12,544)	(7,685)
Cash flows from investing activities		
Collections on notes receivable	10,810	9,818
Net cash provided by investing activities	10,810	9,818
Increase (decrease) in cash and cash equivalents	(1,734)	2,133
Cash and cash equivalents, beginning of year	193,859	191,726
Cash and cash equivalents, end of year	$192,125	$193,859

Supplemental disclosure of cash flow information

	2002	2001
Cash paid during the year for:		
Interest	$-0-	$-0-
Income taxes	$-0-	$-0-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of less than three months to be cash equivalents.

See accompanying notes and auditors' report.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION

The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 5).

Depreciation - Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions income and expense and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions are recognized on a cash basis as the commissions are received. The effect on the financial statement for the years ended December 31, 2002 and 2001, had the trailing commissions been accounted for on an accrual basis, would be immaterial to the financial statements taken as a whole.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Credit risk - The Company had a credit risk associated with cash and cash equivalents of $6,416 and $127,946 at December 31, 2002 and 2001, respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications - Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the December 31, 2002 financial statements.

3. NOTES RECEIVABLE

The Company had seven notes receivable totaling $-0- and $10,810 at December 31, 2002 and 2001, respectively. These notes bear interest at six percent and were payable over sixty months in installments of $121 each beginning January 1998. Interest income on these notes was $386 and $1,030 at December 31, 2002 and 2001, respectively.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, respectively, the Company had net capital of $228,320 and $218,828, which was $178,320 and $168,828 in excess of its required net capital of $50,000.

5. INCOME TAXES

Temporary differences giving rise to the deferred tax liability consist primarily of the excess depreciation for tax purposes over the amount for financial reporting purposes, and the cash basis of reporting for tax purposes, versus the accrual basis for financial reporting purposes.

The current and deferred portions of the income tax expense included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense consisted of the following:

	2002			2001		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 1,732	$ 1,600	$ 132	$ 1,264	$ 2,719	$(1,455)
State	878	600	278	136	173	(37)
Total	$ 2,610	$ 2,200	$ 410	$ 1,400	$ 2,892	$(1,492)

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002 AND 2001
SCHEDULE 1

	2002	2001
Total stockholder's equity from the balance sheet	$252,899	$251,573
Less non-allowable items		
Taxes receivable	582	2,037
Commissions receivable	960	-
Deferred tax asset	-	-
Other receivables	4,425	6,613
Note receivable	-	10,810
Property and equipment	7,059	1,885
	13,026	21,345
Net capital before haircuts on securities positions	239,873	230,228
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(11,553)	(11,400)
Net capital	$228,320	$218,828

See accompanying notes and auditors' report

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(PURSUANT TO RULE 17a-5(d)(H) OF THE SECURITIES EXCHANGE ACT OF 1934)
DECEMBER 31, 2002
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2002	$252,899	$252,899
Less non-allowable assets	(13,024)	(13,026)
Less haircuts on securities	(11,553)	(11,553)
Net capital as of December 31, 2002	$228,322	$228,320
Ratio: Aggregate indebtedness to net capital	2%	2%

See accompanying notes and auditors' report

Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of PPA Investments, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com
Members of the American Institute of Certified Public Accountants • Georgia Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Leduc, Phillips & Associates, LLC

January 16, 2003
Atlanta, Georgia